March 4, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (212) 415-3574

Michael J. O'Brien
Senior Vice President, General Counsel and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

      Re: Omnicom Group Inc.
               Definitive Schedule 14A
               Filed April 23, 2007
               File No. 001-10551

Dear Mr. O'Brien:

We have reviewed your February 29, 2008 response to our comments of January 18, 2008.   Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

               Sincerely,

               Kathleen Krebs
               Special Counsel

cc: *By facsimile to (202) 637-2201*
        Joel H. Trotter
        Latham & Watkins LLP